YOU On Demand Holdings, Inc.
27 Union Square, West Suite 502
New York, New York  100031

January 4, 2013

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	YOU On Demand Holdings, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-19644
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 14, 2012
File No. 001-35561

We hereby inform the staff that we expect to submit the responses of YOU On Demand Holdings, Inc. to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated December 21, 2012, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q, on or before January 15, 2013.  The additional time is needed in order to adequately address all of the Staff’s comments.

If you would like to discuss the timing of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216 or Brian J. Buck, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8347.

Sincerely,

YOU On Demand Holdings, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer